Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Forthcoming Presentation regarding the 2020 Annual Results of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 April 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air         Stock Code: 600029         Notice No.: Lin 2021-014

ANNOUNCEMENT ON THE FORTHCOMING PRESENTATION

REGARDING THE 2020 ANNUAL RESULTS OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

•	Time of the Presentation: 16:00 -17:00 on Thursday, 22 April 2021

•	Way of Presentation: Online Presentation

•	Investors can raise their questions to the Company through e-mail before 12:00 on 20 April and the Company will answer the common concerned questions of investors during the Presentation.

I.	Type of the Presentation

China Southern Airlines Company Limited (hereinafter referred to as the “Company”) proposes to convene a presentation regarding the 2020 annual results (hereinafter referred to as the “Presentation”) on 22 April 2021 to explain certain matters relating to the annual results, operating conditions and dividend distribution proposal of the Company for the year of 2020.

II.	Time and Venue of the Presentation

The Presentation will be held at 16:00 -17:00 on Thursday, 22 April 2021 in the form of online presentation.

III.	Participants

Mr. Ma Xu Lun, Chairman and President, Mr. Luo Lai Jun, Executive Vice President, Mr. Xie Bing, Company Secretary and etc. will attend the Presentation to explain certain matters relating to the annual results, operating conditions and dividend distribution proposal of the Company for the year of 2020 and answer relevant questions.

IV.	Investors’ Participation

1. Investors can raise their questions to the Company through e-mail before 12:00 on 20 April and the Company will answer the common concerned questions of investors during the Presentation.

2. Investors can visit the SSE Roadshow at http://roadshow.sseinfo.com to participate in the Presentation at 16:00 - 17:00 on 22 April.

V.	Contact Person and Consult Methods

Contact person: Mr. Xiao

Tel: (8620) 86112480

E-mail: ir@csair.com

VI.	Other Matters

After the Presentation, investors may visit the SSE Roadshow at http://roadshow.sseinfo.com to read relevant materials.

The Board of Directors of

China Southern Airlines Company Limited

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